600 Travis, Suite 4200
Houston, Texas 77002
713.220.4200 Phone
713.220.4285 Fax
andrewskurth.com

September 5, 2006
BY FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549
Attn: Tangela Richter

Re:	Legacy Reserves LP
Registration Statements on Form S-1
File Nos. 333-134064 and 333-134056
Dear Ms. Richter:
     Set forth below are the responses of Legacy Reserves LP, a Delaware limited partnership (“Legacy”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated June 11, 2006, with respect to Legacy’s Registration Statements on Form S-1 (File Nos. 333-134064 and 333-134056) (the “Registration Statements”). Where applicable, our responses indicate the additions, deletions or revisions we included in Amendments No. 1 to the Registration Statements (“Amendment No. 1”). For your convenience, our responses are prefaced by the exact text of the Staff’s corresponding comment in bold text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 1 (File No. 333-134064) that we are filing today via EDGAR.
Form S-1
File No. 333-134064
General
1.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. Similarly, please make all applicable parallel changes to the File No. 333-134056. This will eliminate the need for us to repeat similar comments.

Austin	Beijing	Dallas	Houston	London	Los Angeles	New York	The Woodlands	Washington, DC

Response:	We have made parallel changes to all affected disclosure where comments on a section also relate to disclosure in another section and have also made applicable parallel changes to File No. 333-134056.
2.	Provide updated and current disclosure throughout the prospectus. For example, if necessary, update the amount of borrowing capacity under your revolving credit facility as of the most reasonable practicable date.

Response:	We have updated our disclosure throughout the prospectus to provide more current disclosure. We have disclosed the current amount of borrowing capacity under our revolving credit facility on pages 27, 66 and 71 of Amendment No. 1.
3.	Please be advised that we will need time to review all omitted exhibits, including the legal and tax opinions of counsel. We may have further comments.

Response:	We have and will continue to file all omitted exhibits as soon as practicable. We have included in this filing a form of each of counsel’s legal and tax opinions.
4.	Please revise where necessary, the disclosure in the prospectus such that it is in compliance with the guidance set forth in Release 33-6900. We may have further comments.

Response:	We have reviewed Release 33-6900 and have revised our risk factor disclosure accordingly. Please see pages 22-29 of Amendment No. 1.
5.	Please update your financial statements. Refer to Rule 3-12 of Regulation S-X.

Response:	We have updated our financial statements in accordance with the requirements of Rule 3-12 of Regulation S-X.
6.	Please update your consents as appropriate.

Response:	We have filed updated consents from BDO Seidman, LLP, Johnson, Miller & Co. and LaRoche Petroleum Consultants, Ltd. and will file the consent of Andrews Kurth LLP, which will be included in the respective opinions of counsel, in a subsequent amendment. Please see exhibits 23.1, 23.2, and 23.3 to Amendment No. 1.
Cover page
7.	Please remove the reference to the closing of the private equity offering on March 15, 2006 in which your units were sold at a price of $17.00.

Response:	We have removed the reference to the closing of the private equity offering on March 15, 2006 in which our units were sold at a price of $17.00 from the cover page. Please see the prospectus cover page of Amendment No. 1.
8.	Further supplement the list of risks appearing on the cover page such that you reference how reimbursement of the expenses to the general partner or the general partner’s establishment of reserves in its discretion may impact the amount of cash available for distribution to unitholders.

Response:	We have revised the first bullet point appearing on the cover page to reference that we may not have sufficient available cash to pay our estimated quarterly distribution following the establishment of cash reserves and payment of fees and expenses, including payments to our general partner. Please see the prospectus cover page of Amendment No. 1.
Summary, page 1
9.	Rather than include material information regarding the founding investors and series of transactions involved in your formation in the italicized portions of the disclosure, revise to include a separate section in the main text of the disclosure that summarizes the various entities and transactions that contributed to your formation.

Response:	We have deleted the information regarding the founding investors and the series of transactions involved in our formation from the italicized portions of the disclosure and have included a separate section entitled “Formation Transactions” in the main text of the disclosure to include the various entities and transactions that contributed to our formation. Please see pages 1, 7 and 8 of Amendment No. 1.
10.	Supplement your disclosure to explain the difference between growth through exploitation versus exploration.

Response:	We have revised our disclosure to explain the difference between growth through exploitation of proved properties versus the higher risk exploration of improved properties. Please see pages 1 and 74 of Amendment No. 1.
11.	In the last paragraph on page 1, you indicate that you have added approximately 8.8 MMBoe of proves reserves through “extensions and discoveries, revisions of prior estimates and improved recovery.” Further specify the percentage or amount each of these categories contributed with respect to the 8.8 MMBoe of added reserves.

Response:	We have revised the disclosure to specify the amount contributed by extensions and discoveries, revisions of prior estimates and improved recovery. Please see pages 2 and 72 of Amendment No. 1.
12.	Your summary should provide further balanced disclosure. As such, while you emphasize your competitive strengths and business strategy, you fail to clarify that you have a limited operational history as a combined entity and had no operations and generated no revenues until the formation transactions that occurred in March 2006. You also omit reference to the fact that many of your leases are in areas that have been partially depleted or drained by adjacent wells. Please revise your disclosure accordingly. We may have further comment.

Response:	We have revised our disclosure to significantly shorten the section entitled “Competitive Strengths” which results in a more prominent placement of the “Summary of Risk Factors” section to begin on page 4 of the prospectus summary. We have added a bullet point risk factor in the “Summary of Risk Factor” section on page 5 to clarify that we have had no operations and generated no revenues until the formation transactions in March 2006. However, as stated in the third sentence in the first paragraph on page 1 of the prospectus summary, members of our management team have owned and operated the majority of our assets since 1999. While we have a limited operating history as a combined entity, the same personnel that operate our assets post-formation had operated the assets previously owned by the Brothers Group and Moriah Group, respectively, for a significantly period of time. Further, the properties acquired from PITCO were operated by members of our management upon acquisition in September 2005.
With respect to the location and characteristics of our leases, please note that our producing properties in the Permian Basin are mature fields predominantly producing from tight oil reservoirs which generally are not subject to drainage. Further, since the fields are mature, the decline curves are known and well established. We therefore believe that the risk factor entitled “Many of our leases are in areas that have been partially depleted or drained by adjacent wells” which was contained on page 25 of our original filing was not representative of the character of our leases and we have removed such risk factor. For additional clarifying disclosure, please see page 2 of Amendment No. 1.
13.	Provide us with objective support for statements you make throughout your disclosure. For example, you state:
•	"[T]he Permian Basin is characterized by...low rates of production decline and predictable low-risk reserves; and,

•	[W]e... believe that the PITCO acquisition positions us to capitalize on a “substantial number of additional strategic and tack-on acquisitions in the

Permian Basin...[which] typically require little or no additional overhead to manage...” Please note the engineering comments below with regard to some of the above statements.

Response:	While we believe these statements to be supportable we have revised our disclosure to remove such statements. Please see pages 1 and 72 of Amendment No. 1.
Our Organizational Structure, page 6
14.	Please revise this caption to clarify that the chart represents your structure after the completion of the resale offering. To aid investor understanding, please also include charts that detail your ownership prior and subsequent to the offering for i) the Moriah Group, ii) the Brothers Group and iii) MBN Properties LP.

Response:	The organizational chart represents our current organizational structure which is the same prior to and after this offering, as the resale of units by the selling unitholders (which are now referred to as “Outside Investors”) in this offering will not affect our structure. None of the units held by i) the Moriah Group, ii) the Brothers Group or iii) MBN Properties LP are being offered in this offering. We have added disclosure to show the ownership in us by each of our Founding Investors. Please see pages 7 and 8. We have added clarifying disclosure to indicate that the chart represents our structure prior and subsequent to this offering. Please see page 9 of Amendment No. 1.
Summary Reserve and Operating Data, page 14
15.	We note your inclusion of PV-10 under this heading and your statement within footnote (a) that this measure does not give effect to various expenses, including future income tax. We also note that PV-10 typically differs from the standardized measure of discounted future net cash flows relating to proved oil and gas reserves (SMOG), as calculated and presented in accordance with SFAS 69. Since you are a limited partnership, your measure of SMOG does not include future income taxes, thereby resulting in an equivalent measure for PV-10 and SMOG. As such, please expand your disclosure, in each applicable instance, to explain that PV-10 typically represents a non-GAAP measure that would otherwise require a reconciliation to the most comparable GAAP measure, or SMOG. We request this expanded disclosure in order to avoid investor confusion between your measure of PV-10 and other public companies who similarly disclose such a measure.

Response:	To avoid investor confusion we have replaced all references to PV-10 in Amendment No. 1 with the term “standardized measure” and have clarified that because we are a limited partnership that allocates all taxable income to our unitholders, no provisions for federal or state income taxes have been provided for in the calculation of standardized measure. Please see pages 18, 80, B-3 of Amendment No. 1.

Risk Factors, page 18
General
16.	The majority of your risk factors provide an excessive amount of detail without clearly and concisely identifying the material risk to investors. We note that many of the risk factors are over a page in length. Please succinctly state the material risks to your business and financial operations such that you facilitate an investor’s understanding of the materiality of the risk disclosed.

Response:	We have revised our risk factors to succinctly state the material risks to our business and financial operations to facilitate an investor’s understanding of the materiality of the risks disclosed as requested. Please see pages 22-29 of Amendment No. 1.
17.	Reorder the risk factor discussion so that the more material risks are presented first. In this regard, we note that the series of risk factors relating to your dependence on the gathering and transportation facilities of third parties, lack of control of operations and exploitation of projects and your limited operating history as a combined company do not appear until page 24 of the prospectus. Please revise your disclosure accordingly. We refer you to Release 33-6900 Part II.A.3. for further guidance.

Response:	We have reordered our risk factor discussion so that the risks that we believe are more material are presented first. Please see pages 22-29 of Amendment No. 1. Please also see our response to comment 12 with respect to our limited operating history as a combined company.
18.	Avoid repetitive disclosure in the risk factor discussion. We note for example that much of the risk factor discussion contained in the first risk factor on page 18 is repeated in the two risk factors that follow on page 19.

Response:	We have revised our risk factor discussion to avoid repetitive disclosure as requested. Please see pages 22-29 of Amendment No. 1.
19.	Supplement your risk factor disclosure to address the possible risk associated with an increase in interest rates with respect to the amounts of long-term debt outstanding currently or in the future under your credit facility. As done on page 69, identify the impact of a 1% increase in rates on interest expense based on the current amount of debt outstanding.

Response:	As requested we have supplemented our risk factor disclosure to address the possible risk associated with an increase in interest rates with respect to the amounts of debt outstanding currently or in the future under our credit facility and have identified the impact of a 1% increase in rates on interest expense based on the current amount of debt outstanding. Please see page 27 of Amendment No. 1.
20.	Given your stated cash distribution policy and as disclosed on page 41, please include a risk factor that addresses the impact to your business and its ability to grow if substantially all cash available for distribution is distributed as planned.

Response:	As requested we have included a risk factor that addresses the impact of our cash distribution policy on our ability to grow. Please see page 23 of Amendment No. 1.
21.	We refer you to disclosure on page 79 regarding your dependence on customers accounting for 11%, 16% and 16% of your oil and natural gas sales during the fiscal year ended December 31, 2005. If material, provide a risk factor that addresses your dependence and the risk associated with the loss of such customers.

Response:	Even though three of our customers accounted for 11%, 16% and 16% of our oil and natural gas sales during the fiscal year ended December 31, 2005 we do not believe that we are materially dependent upon such customers as there are multiple purchasers of oil and natural gas serving the majority of our producing properties which offer comparable terms and prices. We do not believe that the loss of any one purchaser would have a material affect on our financial results. Therefore, we have not provided an additional risk factor.
“Our credit facility...,” page 21
22.	Either revise the heading of the risk factor or disaggregate portions of the risk factor discussion such that you identify the separate risks associated with your ability to satisfy certain covenants, the impact of an event of default and the impact of a negative redetermination.

Response:	We have revised the heading of the risk factor as suggested. Please see page 24 of Amendment No. 1.
23.	Summarize the material risks concisely and provide cross-references to more detailed descriptions of the terms and consequences of provisions of the credit facility.

Response:	We have revised the risk factor as requested. Please see page 24 of Amendment No. 1.

“Our hedging activities...,” page 27
24.	Remove the explanatory language regarding why you have entered into hedges that commences the discussion. Revise to specifically disclose the total amount of hedged, versus unhedged production for oil and natural gas for the periods referenced.

Response:	We have revised the risk factor as requested and included a cross-reference to a detailed description of the oil and natural gas swaps currently in place. Please see page 28 of Amendment No. 1.
Cautionary Note Regarding Forward-Looking Statements, page 38
25.	Remove the suggestion that “will” identifies a forward-looking statement.

Response:	We have removed the suggestion that “will” identifies a forward-looking statement. Please see page 38 of Amendment No. 1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54
General
26.	Please confirm, if true, that you have no off-balance sheet arrangements requiring disclosure under Item 303(a)(4) of Regulation S-K or otherwise advise.

Response:	We hereby confirm that we have no off-balance sheet arrangements requiring disclosure under Item 303(a)(4) of Regulation S-K.
Production and Operating Costs Reporting, page 55
27.	In the risk factor discussion on page 24, you disclose your dependence on third parties for transportation and gathering services. Your discussion in this section does not appear to describe the relationships you have with third parties for such services or the costs associated with the services they provide. Please revise to include a description of all costs, inclusive of such transportation and gathering costs if material, that are associated with the production of your oil and natural gas reserves.

Response:	We have revised our disclosure to include a description of cost associated with the production of our oil and natural gas reserves. Please see page 57 of Amendment No. 1.

Capital Resources and Liquidity, page 59
Legacy Reserves LP, page 59
28.	You disclose that you anticipate “the proceeds of this offering” in connection with other sources will exceed your planned capital expenditures and other cash requirements. Please explain your reference to cash proceeds from “this offering” or revise your disclosure accordingly.

Response:	We have revised our disclosure to eliminate the reference to cash proceeds from “this offering.” Please see page 62 of Amendment No. 1.
29.	Revise to specify the amount of the capital expenditures and cash requirements you anticipate needing for the next 12 months. Further, rather than state you expect the sources identified to exceed your capital requirements for 2006, state whether you will have sufficient working capital to meet your obligations for the next 12 months.

Response:	We have revised our disclosure to specify the amount of capital expenditures and of cash requirements and to state that we will have sufficient sources of working capital to meet all of our obligations for the next 12 months. Please see page 62 of Amendment No. 1.
Financing Activities, page 61
30.	In light of the fact that the prior credit agreements entered into by Moriah Group have been replaced with the current credit facility entered into by the company and the subordinated notes issued to Moriah Group, paid, please revise this section so that you more concisely and in a simplified manner, identify the material aspects of the prior financing arrangements.

Response:	We have revised the disclosure as requested, please see pages 64-65 of Amendment No. 1.
Our Revolving Credit Facility, page 62
31.	Please revise your disclosure to ensure that all material terms of the Credit Agreement are included in your disclosure. In this regard, we refer you to Section 2.07 of the Credit Agreement. The circumstances under which redeterminations of the borrowing base and the impact of the lenders’ discretion in effectuating such redeterminations periodically does not appear to have been adequately disclosed. For example, you indicate that redeterminations are at the election of the company or the lenders but do not specify the limitations imposed on your ability to initiate such redeterminations. Please revise your disclosure accordingly.

Response:	We have revised the disclosure as requested, please see pages 65 and 66 of Amendment No. 1.
Legacy Reserves LP, page 60
32.	We note your statement that “Based upon current oil and natural gas price expectations for 2006, we anticipate that the proceeds of this offering, our cash flow from operations and available borrowing capacity under our credit facility will exceed our planned capital expenditures and other cash requirements for 2006.” Please revise your presentation with respect to proceeds from this offering, based on your statement on page eight that “We will not receive any proceeds from the sale of units by the selling unitholders” or otherwise advise.

Response:	We have revised our disclosure to eliminate the reference to cash proceeds from “this offering.” Please see page 64 of Amendment No. 1.
Critical Accounting Policies, page 64
33.	We note that your presentation under this heading is similar to your discussion presented for your significant accounting policies. Due to the nature of your disclosure, please refer to the Commission’s Cautionary Advice Regarding Disclosure About Critical Accounting Policies (Release Nos. 33-8040; 34-45149; FR-60), located at http://www.sec.gov/rules/other/33-8040.htm, regarding disclosures surrounding accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment involved. Please include an enhanced discussion and analysis of your critical accounting estimates and assumptions that:
•	supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements; and

•	provides greater insight into the quality and variability of information regarding financial condition and operating performance.

Response:	We have included an enhanced discussion and analysis of our critical accounting estimates and assumptions as requested. Please see pages 67-70 of Amendment No. 1.
Oil and Natural Gas Properties, page 65
34.	We note your statement that “Geological, geophysical, and dry hole costs on oil and natural gas properties relating to unsuccessful wells are charged to expense as incurred.” Please tell us how this policy complies with paragraph 18 of SFAS 19, which states that “Geological and geophysical costs, costs of carrying and retaining undeveloped properties, and dry hole and bottom hole contributions shall be charged to expense when incurred.” We further note your disclosure under footnote (1)(e) that “certain geological and geophysical expenses and delay rentals for oil and natural gas leases, are charged to expense as incurred.”

Response:	In light of comment 33 above, we have eliminated “Oil and Natural Gas Properties” as a critical accounting policy in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” However, we have revised our disclosure under former footnote(1)(e), currently footnote (1)(d) to comply with paragraph 18 of SFAS 19. Please see pages 67-69 and F-20 of Amendment No. 1.
Revenue Recognition, page 66
35.	We note your statement that you “currently use the “net-back” method of accounting for transportation arrangements of [y]our natural gas sales.” Please expand your disclosure to address the implications of using another accounting methodology for these transportation arrangements.

Response:	In light of comment 33 above, we have eliminated “Revenue Recognition” as a critical accounting policy in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Additionally we have revised our disclosure in footnote 1(i) “Revenue Recognition” to include further disclosure regarding transportation arrangements. Please see pages 67-69 and F-22 of Amendment No. 1.
Consolidation of Variable Interest Entity, page 68
36.	Please expand your disclosure to explain why there will be no non-controlling interest after this offering.

Response:	We have expanded our disclosure to explain that there will be no non-controlling interest after this offering because we have acquired all of the non-controlling interests in connection with the closing of our private equity offering on March 15, 2006. Please see pages 69-70 of Amendment No. 1.
Business, page 71
Exploitation Activities, page 71
37.	We note that you have disclosed a “reserve replacement rate” of over 300%, excluding the PITCO properties. Due to the variable components of this measure, please expand your discussion to address each of the following, without limitation:
•	Describe how the rate is calculated. We would expect the information used to calculate this ratio to be derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of SFAS 69.

Response:	The rate is calculated by dividing the total reserve additions due to extensions and discoveries and revisions of previous estimates and improved recovery by the total production. Note that purchases and sales of minerals in place are excluded from the calculation to demonstrate internal reserve growth. The data is derived from the volume disclosures contained in the financial statements in the F-section of our registration statement. We excluded the PITCO reserve additions and produced volumes from the calculation as we had owned them for only 3.5 months as of December 31, 2005. We therefore excluded the PITCO produced volumes from the volumes shown on the Moriah Group table. To simplify the disclosure, we are now including the PITCO produced volumes after closing of the acquisition in September 2005 which are shown on pages F-10 and F-102 and have revised the reference to reserve replacement rates on page 3 and we have also narrowed our focus to the three year period from January 1, 2003 through December 31, 2005. The reserve additions and produced volumes for the period of December 31, 2004 through December 31, 2005 are taken from the pro-forma volume tables on page F-10. The volumes for 2003 and 2004 must be summed using the volume disclosures from the Moriah Group (F-41), Brothers Group (F-66), H2K (F-82), and the Foundations (F-96). The revised reserve replacement amount using three years of data and including the PITCO produced volumes from the time of acquisition at September 14, 2005 to December 31, 2005 is 263% (6.88 MMBoe of reserve additions due to Extensions and discoveries and revisions of previous estimates divided by 2.62 MMBoe of net production over the period of January 1, 2003 through December 31, 2005).
•	Identify the status of the proved reserves that have been added (e.g. proved developed vs. proved undeveloped). It is not appropriate to calculate this rate using:
¡	non-proved reserve quantities; and

¡	proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

Response:	Calculations for reserve replacement rates have used only proved reserve additions. The reserve additions due to extensions and discoveries have been made primarily to the proved undeveloped category. The Revisions to prior estimates have been made primarily to proved developed producing reserves. Breaking the reserve additions into categories requires examining over 300 properties over the three-year period and we believe would be an extremely difficult and time consuming undertaking which would not render results meaningful to an investor. We have not considered reserve additions for investments accounted for using the equity method.
•	Identify the reasons why proved reserves were added.

¡	The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of management’s control impact the amount of reserve additions from that source from period to period.

Response:	Additional disclosure as to the sources of proved reserve additions has been added to the registration statement on page 74 of Amendment No. 1.
•	Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

Response:	Additional disclosure has been added on page 74 of Amendment No. 1.
•	Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of which of these reserve additions could ultimately be converted into cash inflows.

Response:	Proved undeveloped reserves are primarily what can be developed within three to four years of the report date, unless there are regulatory or sequencing issues that delay them. Regarding PDNP’s, most are executed in the first three years but some of the wellbores are producing in deeper formations which will not deplete for many years, thus the wellbore will not be available for recompletion to another formation for years in some cases. The timing of the PDNP project is dependent on the depletion date of the currently producing formation.
•	Disclose how management uses this measure.

Response:	Additional disclosure has been provided on page 74 of Amendment No. 1.
•	Disclose the limitations of this measure.

Response:	Additional disclosure has been provided on page 74 of Amendment No. 1.
•	Please make reference to the additional disclosure under this heading in all instances where you disclose the reserve replacement rate. In this regard, we note your reference to this rate on page two of the prospectus summary and a “reserve replacement cost” on pages three and 72.

Response:	The detailed disclosure is contained on page 74 of Amendment No. 1. We have revised our disclosure as requested. Please see pages 74 of Amendment No. 1.

Business Strategy, page 72
38.	We note that you intend to make accretive acquisitions of producing properties. It would appear that your reference to your historical completion of 26 acquisitions since 1999 should be placed within the context of your current planned policy to distribute all available cash. Given your intended cash distribution policy, please address how you intend to sustain your growth strategies.

Response:	We have revised our disclosure to address that we intend to sustain our growth strategies given our cash distribution policy by borrowing under our credit facility and issuing equity. Please see page 75 of Amendment No. 1.
Executive compensation, page 88
39.	Please revise to specify, if determinable, the amount of reimbursable expenses charged by the general partner that were directly related to the compensation of the executive officers in connection with their management of the company.

Response:	We have revised our disclosure to clarify that the executive officers of our general partner are currently employed by our wholly owned subsidiary and that our general partner has therefore not incurred any reimbursable expenses related to the compensation of any of our general partners officers in connection with their management of us. Please see page 93 of Amendment No. 1.
Omnibus Agreement, page 95
40.	Revise to specify the “certain other matters” to the extent they are material to an understanding of the agreement.

Response:	We have revised the disclosure to specify the “certain other matters” that are material to the understanding of the agreement. Please see page 100 of Amendment No. 1.
Limited Call Right, page 113
41.	We refer you to your discussion under Limited Call Right. Please advise us as to what consideration was given as to whether you will comply with the tender offer rules and file a Schedule TO when, or if, this right is exercised. If you believe an exemption from the tender offer rules is available to you, please advise.

Response:	We believe that the tender offer rules are not applicable to the limited call right described on page 119 of Amendment No. 1 because Rule 13e-4(h)(1) of the Securities Exchange Act of 1934 provides that “this rule shall not apply to calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” Our agreement of limited partnership provides our general partner or any of its affiliates with the limited call right described in the Registration Statement. In addition, we are advised that similar limited call right provisions have been provided for in the partnership agreements and limited liability company agreements of numerous previous master limited partnerships and limited liability companies.
Selling Unitholders, page 140
42.	It would appear that Friedman, Billings, Ramsey Group, Inc. is a registered broker-dealer. Please revise your disclosure to indicate that such selling unitholder is an underwriter, unless such selling unitholder received its securities as compensation for investment banking services.

Response:	Friedman, Billings, Ramsey Group, Inc. advises us that although Friedman, Billings, Ramsey Group, Inc. is an affiliate of a registered broker-dealer it is not a registered broker-dealer and acquired our units in the ordinary course without any arrangement at the time of acquisition to distribute the securities.
Unaudited Pro Forma Consolidated Balance Sheet, page F-3
43.	We note your statement that “The pro forma consolidated balance sheet gives effect to the private offering of 5,000,000 units at an offering price of $17.00 per unit, the concurrent redemption of an aggregate 4,400,000 units from our Founding Investors, the acquisition of the oil and natural gas properties of the Brothers Group, Foundations, H2K and the non-controlling interests in MBN Properties LP, and the distribution of certain assets to the owners of the Moriah Group and the Brothers Group as if the transactions had occurred on December 31, 2005.” Please confirm, if true, that the units transferred to the Moriah Group, the accounting acquirer, have been accounted for as a recapitalization, or otherwise advise. Additionally, please explain why the Owners’ equity of the Brothers Group, Foundations and H2K are not adjusted to reflect the recapitalization of Legacy Reserves LP.

Response:	We confirm that the units transferred to the Moriah Group have been accounted for as a recapitalization. The financial statements have been modified to clarify this. Please see page F-28 of Amendment No. 1. The transaction involving the Brothers Group, Foundations and H2K were simply a purchase of oil and natural gas properties and were accounted for at fair value. The owners’ equity of those entities was eliminated as a result of the purchases.

I. Pro Forma Adjustments, page F-5
Formation and Offering Transactions
44.	We note that the last calculation for the purchase price allocation within footnote (g) does not sum to the amount shown. Please revise as appropriate.

Response:	We have removed errant brackets so that the amounts shown sum to the total. Please see pages F-6 and F-7 of Amendment No. 1.
45.	We note your statement that the interests in MBN Management LLC were not acquired by the Moriah Group or the Brothers Group and that your pro forma adjustment within footnote (o) is to “reclassify the equity in loss of MBN Management LLC to general and administrative expense.” Please provide further explanation in support of this pro forma adjustment.

Response:	The expenses reported by MBN Management LLC were general and administrative expenses incurred on our behalf solely for the purpose of consummating the formation transactions. Therefore, we have treated this loss as general and administrative expenses in the pro forma financial statements. Please see pages F-8 and F-9 of Amendment No. 1.
Oil and Natural Gas Reserve Disclosures, page F-9
46.	We note your statement within footnote (a) that the pro forma sub-total acquirer column “Consolidates the PITCO Acquisition at 100% without recognizing the effect of the minority interest.” Please expand your disclosure to provide the approximate portion of the minority interest included as contemplated by paragraph 14(a) of SFAS 69.

Response:	We have removed the pro forma Subtotal acquiree column and the footnote (a) which referred to the consolidation of the PITCO Acquisition because the properties are now wholly owned. Please see page F-10 of Amendment No. 1.
Moriah Group Financial Statements
Combined Balance Sheets, page F-19
47.	Please revise your presentation of owner’s equity to show separate captions as contemplated by Rule 5-02 of Regulation S-X for common stock and other stockholders’ equity.

Response:	In light of the completion of the formation transactions on March 15, 2006, Amendment No. 1 now reflects a consolidated presentation versus a combined presentation in our initial filing because the combination of the businesses comprising the Moriah Group was reflected retroactively, since it was a combination of entities under common control. We have revised our presentation of owner’s equity on the face of the balance sheet (retitled “Unitholders’ Equity”) to properly reflect separate disclosure of the unitholders’ equity, the units outstanding at December 31, 2004 and 2005 and at June 30, 2006 and the general partner’s equity. Please see page F-14 of Amendment No. 1.
Combined Statements of Owners’ Equity, page F-21
48.	Please provide detail of the changes in the number of shares of common units as contemplated by Rule 3-04 of Regulation S-X and paragraph 10 of APB 12.

Response:	We have revised our disclosure within the Consolidated Statements of Unitholders’ Equity to comply with rule Rule 3-04 of Regulation S-X and paragraph 10 of APB 12. Please see page F-16 of Amendment No. 1.
49.	Please expand your footnote disclosure to clearly identify the nature of the different accounts included in your total owners’ equity balance.

Response:	The disclosure on the face of the Consolidated Balance Sheets has been revised to show the components of Unitholders’ Equity. Please see page F-14 of Amendment No. 1.
Combined Statements of Cash Flows, page F-22
50.	Please tell us how you have presented the cash flows related to the discontinued operations reported in fiscal years 2003 and 2004.

Response:	The cash flows related to the discontinued operations have not been segregated from cash flows from continuing operations. Please see page F-17 of Amendment No. 1.
Note (1) Summary of Significant Accounting Policies, page F-23
(e) Oil and Natural Gas Properties, page F-24
51.	Please expand your policy footnote to address the following items, without limitation, as contemplated by paragraph 59A of SFAS 19:
•	Describe how your production activity costs are incurred. Refer to paragraphs 23 and 24.

•	Disclose how you account for the cost of acquiring or constructing support equipment and facilities. Refer to paragraph 26.

•	Address how frequently your DD&A rate is revised. Refer to paragraph 30.

•	Disclose, if applicable, how you account for mineral interests in properties that are conveyed to others. Refer to paragraphs 42-47.

•	Explain circumstances in which asset retirement obligations would not be recognized when the asset is placed in service. In this regard, we note your statement that “asset retirement costs are generally recognized when the asset is placed in service.”

Response:	We have revised our disclosure as requested and have removed the word “generally” from our discussion of the recognition of asset retirement costs. Please see page F-21 of Amendment No. 1.
(m) Earnings Per Unit, page F-26
52.	Please provide support for your computation of basic and diluted EPS using the 9,584,623 units issued on March 15, 2006. In this regard, it is unclear how you have met the requirements identified in paragraphs 8, 10, and 41 of SFAS 128.

Response:	We have added an “Earnings per Unit” footnote which we believe explains how we have satisfied the requirements of paragraph 8 and 10 of FAS 128. In order to satisfy paragraph 41 of FAS 128, we have added language to our “Earning per Unit” disclosure in footnote 2 which says “No transactions have occurred subsequent to June 30, 2006 which would have changed materially the number of units or potential units outstanding at June 30, 2006.” Please see page F-39 of Amendment No. 1.
(3) Notes Receivable — Affiliated Entities, page F-28
53.	Please explain why the table you present for the outstanding notes receivable includes the balance for September 30, 2005 instead of December 31, 2005.

Response:	The footnote disclosure incorrectly stated that the balance was as of September 30, 2005 instead of December 31, 2005. We have corrected our disclosure. Please see page F-26 of Amendment No. 1.
(5) Acquisitions, page F-30
54.	Please expand your disclosure to include the information required by paragraph 51(c) and (h) of SFAS 141 for your PITCO Acquisition.

Response:	We have revised our disclosure to comply with FAS 141, paragraph 51 (c) by disclosing the period for which the results of operations of the acquired entity are included in the income statement of the combined entity and 51 (h) by removing the statement that the purchase price allocation has not been finalized. Please see page F-28 of Amendment No. 1.
(8) Commitments and Contingencies, page F-33
55.	Please modify your disclosures here and in the notes to your financial statements to describe briefly any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Partnership or any of its consolidated entities is a party or of which any of its property is the subject. In addition, please ensure that your revised disclosure concludes using terms defined in paragraph 3 of SFAS 5.

Response:	The Moriah Group is not party to any pending material legal proceedings other than ordinary routine litigation incidental to business. This disclosure has been added to the footnote. In addition, the word “remote” has been added to the footnote disclosure. Please see page F-34 of Amendment No. 1.
(10) Oil and Natural Gas Swaps, page F-33
56.	We note your statement that “In its statement of cash flows for the nine months ended September 30, 2005, the Moriah Group classified $3,530,651 paid to settle crude oil derivative contracts as cash used in operating activities. In the accompanying statement of cash flows for the year ended December 31, 2005, the classification of such payments has been revised and they are classified as cash used in investing activities.” Please contact us to discuss this further.

Response:	Based on the telephone conference with SEC staff members Jill Davis and Jennifer Goeken on August 29, 2006, the Company provides the following response.

While the Company’s commodity derivatives serve as economic hedges against declines in the selling prices of future production, the company has not designated them as hedging instruments under Statement 133. Accordingly, they are marked-to-market.

While preparing to file our initial registration statement on Form S-1 on May 12, 2006, we reviewed the classification on the statement of cash flows of the cash flows related to the settlement of our commodity derivatives. These cash flows had been reflected as an operating activity in the Moriah Group’s (and the Brothers Group’s) audited statements of cash flows for the years ended December 31, 2002, 2003 and 2004 and unaudited interim statements of cash flows for the nine months ended September 30, 2004 and 2005, which were included in the Rule 144A private offering memorandum prepared in connection with the Company’s March 15, 2006 private equity offering. In light of the requirements of SFAS 95, footnote 4 (as amended) and after discussion with our independent auditors, we determined that these cash flows should have been classified as cash flows from investing activities. Since such cash flows were material in 2005, they were classified as such in the statement for cash flows for the year ended December 31, 2005.

We were concerned that an investor in the private offering, who had access to our financial statements for the nine months ended September 30, 2005, might compare our cash flows for that period and the year ended December 31, 2005 and make incorrect inferences regarding our cash flows for the fourth quarter of 2005. To prevent this, we provided the disclosure referred to in this comment. We believe this disclosure is consistent with the concepts reflected in paragraph 31 of APB Opinion 28.

We believe the cash flows related to the settlement of our commodity derivatives should be classified as cash flows from investing activities in light of SFAS 95, footnote 4 (as amended), which states, in part, “Generally, each cash receipt or payment is to be classified according to its nature without regard to whether it stems from an item intended as a hedge of another item. For example, ...the purchase or sale of a futures contract is an investing activity even though the contract is intended as a hedge of a firm commitment to purchase inventory.”
(13) Asset Retirement Obligations, page F-36
57.	Please explain the nature of the revisions made to accretion expense for each of the three years presented in the table of changes in the asset retirement obligation.

Response:	At adoption of FAS 143 on January 1, 2003, many of the Moriah Group’s oil and gas properties were already fully depleted to the calculated salvage value. This was due primarily to the oil and gas properties being purchased during times of low prices. As prices rose in 2003, 2004 and 2005, this resulted in an increase to the average economic life of the properties and, thus, downward revisions to the ARO liability. In accordance with FAS 143, these downward revisions were recorded as a decrease to the capitalized asset retirement cost. However, due to many of the oil and gas properties having a very low basis (as noted above), this was not possible as cost would have fallen below salvage value. Therefore, the revisions were recognized as reductions to accretion expense in the period the change occurred.
(14) Costs Incurred in Oil and Natural Gas Property Acquisition and Development Activities, page F-37
58.	Please revise your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed (i.e. property acquisition, exploration and/or development costs), as we believe there is no provision for this separate line item in paragraph 21 and Illustration 2 of SFAS 69. In addition, please revise your presentation within footnote 15 accordingly.

Response:	We have modified our disclosure as requested. Please see pages F-38 and F-39 of Amendment No. 1.
Brothers Group Financial Statements
General
59.	In order to avoid repetition of the above comments, please review and revise the financial statements and footnote disclosure for this entity, as necessary, to comply with all applicable comments written on the Moriah Group above.

Response:	We have reviewed and revised the financial statements and footnote disclosure for the Brothers Group, as necessary to comply with all applicable comments written on the Moriah Group above. Please see pages F-53, F-54, F-61, F-64 and F-65.
Selected Interests of Paul T. Horne Financial Statements
General
60.	In order to avoid repetition of the above comments, please review and revise the financial statements and footnote disclosure for this entity, as necessary, to comply with all applicable comments written on the Moriah Group above.

Response:	We have reviewed and revised the financial statements and footnote disclosure for the Selected Interests of Paul T. Horne, as necessary to comply with all applicable comments written on the Moriah Group above. Please see pages F-74, F-75, F-76 and F-81.
Statements of Operations, page F-66
61.	Please revise the title for the line item Total expenses to one that more accurately describes each of the totals for the periods presented. In this regard, we note a total credit of $252,995 for the fiscal year ended December 31, 2005.

Response:	We have revised the title for this line to read “Total expenses, net of (gains) losses on sale of assets.” Please see page F-71 of Amendment No. 1.
62.	We note that your presentation does not appear to reflect all of the costs of doing business, such as, without limitation, general and administrative costs. Please tell us how you have considered the guidance in SAB Topic 1.B.1.

Response:	The oil and natural gas properties owned by Paul T. Horne are all non-operated working interests. As such, Paul T. Horne receives a joint interest billing each month from the operators of the oil and natural gas properties he owns. An integral part of the bill for each property is a contractual overhead charge permitted by the Joint Operating Agreement for the property designed to reimburse the operator for administrative costs incurred in operating the property. These costs are included in the oil and natural gas production expenses line on the income statement of Paul T. Horne. Please see page F-71.
Selected Properties of Charities Support Foundation Inc. and Affiliated Financial Statements
General
63.	In order to avoid repetition of the above comments, please review and revise the financial statements and footnote disclosure for this entity, as necessary, to comply with all applicable comments written on the Moriah Group above.

Response:	We have reviewed and revised the financial statements and footnote disclosure for the Selected Properties of Charities Support Foundation Inc., as necessary to comply with all applicable comments written on the Moriah Group above. Please see pages F-90, F-92 and F-94.
(1) Summary of Significant Accounting Policies, page F-85
(2) Related Party Transactions, page F-88
64.	Please disclose the amount of the contractual arrangement between CSFI and Moriah Resources, Inc.

Response:	We have disclosed the amount of the management fees paid by CSFI to Moriah Resources, Inc. for the years ended December 31, 2004 and 2005. Please see page F-94 of Amendment No. 1.
PITCO Properties Audited Abbreviated Financial Statements
(1) Basis of Presentation, page F-95
65.	Please expand your disclosure to more clearly explain what you mean by the entitlement method of revenue recognition.

Response:	We have revised our disclosure by removing the reference to the entitlement method and replacing it with a description of the methodology. Please see page F-101 of Amendment No. 1.

S-1 333-134056
Selling Unitholders, page 140
66.	Please disclose if any of the selling unitholders is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling unitholder is a registered broker-dealer, please revise your disclosure to indicate that such selling unitholder is an underwriter, unless such selling unitholder received its securities as compensation for investment banking services. If the selling unitholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling unitholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling unitholder is an underwriter.

Response:	We have been advised by each selling unitholder that they have acquired their units in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. Furthermore we are in the process of circulating additional questionnaires to the selling unitholders to determine if any are affiliates of a registered broker-dealer and shall revise the disclosure in subsequent amendments as such information becomes available.
67.	Please identify in the selling unitholder table the natural persons who exercise voting and/or investment power over each of the entities listed. In this regard, we refer you to footnote 2 which does not reference the natural person. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.

Response:	We are in the process of requesting additional information from the selling unitholders to determine the natural persons who exercise voting and/or investment power over each of the entities listed in the selling unitholder table. We will revise the disclosure in the next amendment.
Engineering Comments
General
68.	Please provide the LaRoche Petroleum Consultant’s reserve reports for 2004 and 2005.

Response:	We have supplementally provided to the Staff the LaRoche Petroleum Consultant’s reserves reports for 2004 and 2005 by letter dated June 8, 2006.

Summary, page 1
69.	Disclose the percentage of proved non-producing reserves if material and disclose the percentage of your production and reserves that come from improved recovery operations such as CO2-flooding and water-flooding, if material.

Response:	We have revised our disclosure as requested. Please see pages 2 and 72 of Amendment No. 1.
70.	You state that you have added 8.8 million barrels of proved reserves through extensions and discoveries, revisions and improved recovery. However, we could not find the amount of reserves that you attributed to improved recovery in any of your reserve reconciliation tables. Please revise these as necessary.

Response:	Improved recovery was omitted from the description of the line item, but would be included in the Revisions of Prior Estimates. It is very difficult if not impossible to segregate reserve additions from improved recovery from revisions of prior estimates. Accordingly, we have made reference to improved recovery in the document to be consistent with the SMOG tables. We have segregated the reserve additions from extensions and discoveries (3.7 MMBoe) from the revisions of prior estimates and improved recovery (3.2 MMBoe). Please also see the response to comment 11 above.
71.	Please expand your disclosure to explain why you characterized reserves in the Permian Basin as predictable low-risk reserves. Explain why you feel this is true as opposed to reserves on the Gulf Coast or Mid-Continent or other major U.S. onshore producing basins, otherwise remove this statement.

Response:	While we believe this statement to be supportable, we have revised our disclosure to remove it. Please see page 2 of Amendment No. 1.
Competitive Strengths, page 72
Predictable Long-Lived Reserve Base, page 72
72.	You suggest that technological advances are responsible for the positive revisions and extension of the lives of your fields. Provide to us how much of your revisions over each of the last three years were due to technological advances, how much from better performance than forecast and how much were due to oil and gas price appreciation.

Response:	Because we believe that it is impossible to break down the positive revisions into technological advances vs performance improvements due to workovers or artificial life improvements, we have deleted the reference to technological advances on page 76.

Summary of Oil and Natural Gas Properties and Projects, page 73
73.	Confirm to us, if true, that the state regulatory bodies had approved all the spacing units prior to you booking the proved undeveloped locations for infill wells in each of the last three years.

Response:	The state regulatory bodies have approved our spacing units for our proved undeveloped drilling locations and recompletion projects. LaRoche Petroleum Consultants, Ltd. adheres to SPE guidelines on reserve definitions as stated in their letter and will not book PUD’s if the spacing has not been approved by the relevant regulatory body.
74.	Confirm to us, if true, that you have the legal right and state regulatory approval to complete in all the intervals you have booked as proved in your proved developed non-producing reserves and proved undeveloped reserve classifications.

Response:	We do have title and thus the legal right as provided for in our leases with the mineral owners to the intervals that are booked as PDNP and PUD’s. We do have to request permits from the governing regulatory bodies to complete in new intervals in an existing well and to drill a new well, but we request and receive permission to do so in the ordinary course of business in advance of initiating a drilling or recompletion project.
Notes to Unaudited Pro Forma Consolidated Financial Statements, page F-9
Oil and Natural Gas Reserve Disclosure, page F-9
75.	Reconcile for us the fact that you are disclosing 76% of your reserve additions in 2005 were due to extensions and discoveries with the fact that you only completed 0.2 net exploratory wells in the last three years and your significant fields, which account for 52% of your proved reserves, were discovered between 41 and 74 years ago. This suggests that you have long known the limits of the fields.

Response:	The PUD reserves are primarily infill locations or one location removed from an existing well that extends the limits of the field. The new PUD’s and certain recompletions (PDNP’s) have been added to our reserve report in 2005 due to economic stimulus from sustained higher oil and gas prices, improved completion practices such as selective and multi-stage hydraulic fracturing techniques, and gathering sufficient producing history from infill or despaced wells to validate incremental infill reserves that support proved status of additional infill drilling or recompletions.
*****

     Please do not hesitate to call the undersigned at (713) 220-4351 with any comments or questions regarding this letter or the above-referenced Registration Statement.
Very truly yours,
/s/ George J. Vlahakos
Enclosures

cc:	Steven H. Pruett — Legacy Reserves LP
Julien R. Smythe — Akin Gump Strauss Hauer & Feld LLP
Gislar Donnenberg — Andrews Kurth LLP